Exhibit 77O

		Transactions effected pursuant to Rule 10F3. EAGLE SERIES TRUST
Series #	Fund:	Security:	Date of Purchase:	Date Offering Commenced	Purchase price	Commission:	Securities Acquired From	Share amount purchased	Amount purchased:	Total Offering:
1	ESCG	SS&C Technologies Inc.	3/31/2010	3/31/2010	$ 15.00	$0.00	JPMorgan Chase	9,044	$ 135,660.00	$ 160,088,000
9	ESCV	First Financial Bancorp	1/28/2010	01/28/2010	$ 15.14	$0.45	Barclays Capital Inc.	2,105	$ 31,870.00	$ 85,000,000